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05040737

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
~~8-42415~~

8-41937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headwaters Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way Suite 3200
(No. and Street)

Sausalito (City) CA (State) 94965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Goshay 415-962-3555
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 2005

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jeffrey Goshay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Headwaters Capital LLC, as of February 25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

As Managing Member of Headwaters Holdings, LLC, Managing Member

Title

Notary Public

MARTIN EDMUND KONOPASKI
COMM. #1350831
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
My Comm. Expires April 12, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS CAPITAL, LLC

STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

HEADWATERS CAPITAL, LLC

CONTENTS

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Managing Member of Headwaters Capital, LLC

We have audited the accompanying statement of financial condition of Headwaters Capital, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headwaters Capital, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 20, 2005

HEADWATERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash and cash equivalents	$ 1,655,247
Receivables from broker dealers and clearing brokers	37,634,276
Securities owned, at market	519,630,300
Furniture and equipment, (net of accumulated depreciation $1,618,866)	247,677
Exchange memberships shares, at adjusted cost basis (market value $259,000)	182,000
Other assets	32,587
	$ 559,382,087
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at market	$ 435,374,709
Due to broker dealers and clearing brokers	47,459,867
Loan payable to employee	425,000
Accounts payable and accrued expenses	1,223,827
Total liabilities	484,483,403
Member's equity	74,898,684
	$ 559,382,087

See accompanying notes to statement of financial condition

1. Nature of business

Headwaters Capital, LLC (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC"), was originally organized on August 1, 1993 as a general partnership under the name Pax West. On January 1, 1997 Pax West changed its name to Headwaters Capital and then on October 1, 1999 Headwaters Capital changed its entity structure to a limited liability company. The Company was a member of the Pacific Exchange Inc. (the "PCX") and the Philadelphia Stock Exchange (the "PHLX") when both exchanges demutualized, which resulted in the Company owning direct shares of the PCX and PHLX. The Company engages primarily in proprietary trading of exchange traded equity securities and equity options contracts. As of December 31, 2004 Headwaters Holdings LLC was the managing and sole member of the Company.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned and Securities Sold, Not yet Purchased, at market

All securities owned and securities sold, not yet purchased and other financial instruments used for trading purposes are recorded in the statement of financial condition at market and unrealized gains and losses are reflected in revenues.

Revenue and Expense Recognition from Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally 3 to 7 years.

Income Taxes

No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the member. However, certain states in which the Company conducts business impose nominal limited liability company fees and taxes. These fees and taxes, imposed at the Company level, are included in other expenses in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Exchange Memberships Shares

Exchange memberships shares are recorded at adjusted cost. The Company recorded a charge at December 31, 2003 to write down the original cost of the memberships due to an other than temporary impairment in value.

3. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2004 are approximately as follows:

	Securities Owned	Securities sold, not yet purchased
Equity securities	$ 504,154,000	$ 419,294,000
Option securities	15,476,000	16,081,000
	$ 519,630,000	$ 435,375,000

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004, the Company's net capital was approximately $58,401,000, which was approximately $55,127,000 in excess of its minimum net capital requirement of approximately $3,274,000.

5. Financial instruments with off-balance sheet risk and concentration of credit risk

In the ordinary course of business the Company enters into various transactions involving derivative financial instruments and other financial instruments with off-balance sheet risk. These instruments include exchange-traded equity and index options, futures, options on futures contracts, and short equities. All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

5. Financial instruments with off-balance sheet risk and concentration of credit risk (continued)

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk). Derivative transactions are subject to varying degrees of market and credit risk.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2004, the contract or notional amounts of derivative financial instruments used for trading purposes were approximately as follows:

	$ Millions
Equity & index options held	152
Equity & index options written	165
Futures commitments to purchase	21
Futures commitments to sell	21

In management's opinion, the market risk is diminished when all financial instruments, including securities owned and securities sold, not yet purchased, are aggregated.

At December 31, 2004, significant credit concentrations consisted of approximately $67,000,000 and $7,000,000, representing the market value of the Company's trading accounts carried by its clearing brokers, First Options of Chicago, Inc. and Merrill Lynch, respectively. Management does not consider any credit risk associated with these net receivables to be significant.

6. Receivables from and due to broker dealers and clearing brokers

Due to broker dealers and clearing brokers are due on demand and are collateralized by securities held by, or deposited with, clearing brokers. Interest is charged at the clearing broker's call rate.

Receivables from broker dealers and clearing brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (3) and, therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers.

8. Related party transactions

At December 31, 2004, the Company had a payable to an affiliate totaling $2,100 related to expenses paid by the affiliate on the Company's behalf. This amount is reflected in accounts payable and accrued expenses in the statement of financial condition. Additionally, the Company has a loan payable to an employee in the amount of $425,000 due on January 1, 2006. The loan bears interest at 8% payable upon repayment of the loan.

9. Joint back office agreement

The Company has a Joint Back Office ("JBO") clearing agreement with First Options of Chicago, Inc. ("FOC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of FOC. The Company's investment in FOC is reflected in other assets in the statement of financial condition. Under the rules of the PCX, the agreement requires that the Company maintain a minimum liquidating equity of $1,000,000 with FOC, exclusive of the preferred stock investment.

10. Lease agreement

Pursuant to a lease agreement, which expires on June 30, 2005, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2004 was approximately $229,000.

Aggregate future lease payments of office space for the six months subsequent to December 31, 2004 are approximately $154,000.

11. Trading activities

The Company trades in exchange traded equities, equity options, index options and futures contracts and options on futures contracts. The net trading gain from these activities for the year ended December 31, 2004 totaled approximately $11,500,000.

The market values option contracts are recorded in securities owned or sold, not yet purchased, as appropriate. Open trade equity in futures transactions are recorded as receivables from and due to broker dealers and clearing brokers, as applicable. The following table discloses the approximate market values of derivative financial instruments held for trading as of December 31, 2004, as well as the approximate quarterly average fair values of derivatives held during 2004:

	December 31, 2004	Average During 2004
Equity & index options assets	$ 15,476,000	$ 15,115,000
Equity & index options liabilities	(16,081,000)	(8,226,000)
Futures assets	1,903,000	1,563,000
Futures liabilities	(237,000)	(59,000)

12. Employee benefit plans

The Company has established a profit sharing/401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2004 totaled approximately $226,000. The Company's matching contributions to the plan during the year ended December 31, 2004 totaled approximately $42,000.

The Company has also established a defined contribution pension plan covering substantially all of its full-time employees. The pension plan requires annual payments of 5.7% of annual compensation, as defined, and has further minimum contribution requirements as set forth in the plan agreement. The Company's pension contribution for the year ended December 31, 2004 totaled approximately $455,000.